SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of August, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.

(Registrant)

Date: August 3, 2005

By: /s/ Allan G. Bulckaert

Name: Allan G. Bulckaert

Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2005

99.2	Interim Consolidated Financial Statements of the Company (Unaudited) as at June 30, 2005 and for the Three and Six Months Ended June 30, 2005

99.3	Form 52-109F2 Certification of Interim Filings (Chief Executive Officer)

99.4	Form 52-109F2 Certification of Interim Filings (Chief Financial Officer)

Exhibit 99.1

Management’s Discussion and Analysis

July 27, 2005

The following is management’s discussion in respect of the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the three and six months ended June 30, 2005 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the six months ended June 30th, 2005, and the audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2004. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is dated July 27, 2005. Additional Information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.

OVERVIEW

The improvements which have been made to the business are beginning to be demonstrated in the financial results. Bennett’s focus on orders, costs and productivity is clearly impacting the bottom line. In the second quarter, processing volumes increased by 114% compared to the same quarter prior year, revenue grew to $6.2 million, 13,000 tonnes of new orders were received and the second quarter net loss was reduced.

Despite the progress, a $1.4 million loss was generated. Soil processing volumes were less than anticipated, and below levels to achieve a break even point. Additional expenses of $1.0 million in legal and insurance costs associated with the class action litigation, securities regulator investigations, and negotiations with the Quebec government respecting their Prior-Notice was incurred. These additional charges were off-set by a recovery of legal and other related costs under the insurance policy of approximately $1.5 million.

In total, approximately 8,800 tonnes of soil was processed at the Quebec facility during the second quarter. The market remains soft, which, together with slower than anticipated receipt of funding on government environmental clean up projects, resulted in a 23 day temporary shutdown in mid-May at the Quebec facility.

The Company and the Quebec Ministry of Sustainable Development and Parks continue to work co-operatively to develop an action plan that is acceptable to the Ministry regarding the operation of the Quebec plant and to ensure that the plant meets or exceeds levels of emissions established by the Ministry. This is a long process and it is expected that the discussions will be completed during the next quarter. The expected financial impact at this time is unknown.

The Company’s MRR facility in Cornwall processed approximately 207,000 kg of material in the second quarter which positively impacted contribution margins by $0.3 million. While processing volumes in the quarter increased over the previous year, the market continued to be soft and shipments to the Company’s facilities were slow. The Company obtained orders from new customers from the US and Canadian market. The Company expects to process a total of approximately 14,000 tonnes in the third quarter and believes it will be on track to process 45,000 to 50,000 tonnes for the full year. This diversification of the Company’s customer base is encouraging and is expected to help the Company re-establish profits later this year and into 2006. The diversification of the customer base will help in reducing the historic volatility in the Company’s sales.

RESULTS OF OPERATIONS

CONSOLIDATED FINANCIAL RESULTS

The consolidated loss for the quarter was $1.4 million or a loss of $0.07 per share compared to a loss of $2.2 million or a loss of $0.12 per share in the second quarter of 2004.

Operating Results for the Quarter ended June 30, 2005

Sales

Sales for the second quarter of 2005 were $6.2 million compared to $3.9 million in the same period a year earlier. Approximately 8,800 tonnes was processed at the Company’s Quebec facility and approximately 207,000 kilograms was processed at the Cornwall facility. As well, Bennett sent approximately 1,300 tonnes of non-hazardous material to non-Company owned landfill sites. Sales for the Quebec facility were approximately $5.1 million and sales for the Cornwall facility were approximately $0.9 million. Sales from transportation of non-hazardous material to other landfill sites were $0.2 million.

In the second quarter of 2004, the Company processed approximately 4,200 tonnes of soil. Approximately 4,000 tonnes was processed at the Quebec facility, while 200,000 kilograms of material was processed in Cornwall and the Company land filled approximately 6,452 tonnes in the first quarter of 2004. Sales were approximately $2.3 million from the Quebec facility, $.6 million from the Cornwall facility and $1.0 million from the transportation of non-hazardous material to other landfill sites in the second quarter of 2004.

In the second quarter of 2005, average revenue per tonne for soil processing was approximately $579 per tonne compared to $577 per tonne in 2004. Revenue per tonne in 2005 decreased because of one contract for approximately 3,000 tonnes that yielded revenue of approximately $375 USD per tonne. While margins were very low on this project, the Company agreed to process this material because it was high in dioxins. The high level of dioxins enabled the Company to demonstrate to the Environmental Protection Agency (EPA) and Canadian environmental regulators that dioxins could be safely handled, shipped and treated through the Company’s thermal oxidation process.

CONTRIBUTION MARGINS

For the quarter ended June 30, 2005, contribution margins (defined as sales less operating expenses) were $1.3 million compared to $0.3 million in the same period a year earlier. On a per tonne basis, gross margins improved to approximately $143 per tonne from $64 per tonne in the same period last year.

While contribution margins were positive in the quarter they were negatively impacted by high transportation costs and low volumes of soil. In addition, soil that required additional processing time slowed production rates to approximately 5.7 tonnes per hour in the quarter, compared to 7.9 tonnes per hour in the second quarter of 2004.

Operating Costs

Operating costs in the second quarter of 2005 were $4.9 million compared to $3.6 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars:

	2005	2004
St Ambroise, Quebec	$3.9	$1.9
Cornwall, Ontario	$0.5	$0.8
Land filling	$0.3	$0.9
Belledune, New Brunswick	$0.2	$0.0

Total Operating Costs	$4.9	$3.6

Cost per tonne in the second quarter of 2005 at the Company’s Quebec facilities decreased to $441 per tonne from $508 per tonne in the second quarter of 2004. The decrease in the cost per tonne was related to higher processed volumes of soil. On average, freight cost made up approximately $251 per tonne compared to approximately $205 per tonne a year earlier.

The higher freight costs were the result of higher fuel surcharges and material moving greater distances in the quarter. In addition, one contract for approximately 3,000 tonnes had freight costs of approximately $289 per tonne. This contract was completed in the quarter.

During the quarter, the Company’s Quebec facility ran at approximately 5.7 tonnes per hour in 2005 compared to 7.2 tonnes per hour in the second quarter of 2004. The slower production rates were because of the nature of the material being processed and led to higher costs per tonne in 2005 compared to 2004.

Operating costs at the Company’s Cornwall facility were $0.5 million compared to $0.8 million a year earlier. The lower costs reflect cost cutting strategies put in place during the quarter which included the rationalization of operating crews which reduced labour costs, and the reduction of overhead costs through strict plant management.

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and business development costs were $1.9 million in the second quarter of 2005, compared to $2.8 million for the same period a year earlier. Professional fees and higher insurance costs increased by approximately $1.0 million and were offset by a recovery of approximately $1.5 million from insurance claims on the Company’s director and officers insurance policy relating to legal and other related costs on the litigation against the Company.

Amortization

Amortization for the second quarter of 2005 was $1.5 million compared to $0.6 million a year ago. The increase relates to the accelerated amortization of certain assets and licenses purchased from Eli-Ecologic which are being amortized on a straight-time basis over two years. These assets will be fully amortized by December 2005.

Income taxes

For the quarter ended June 30, 2005, the consolidated effective tax recovery rate was 34%, which approximates our statutory rate.

Cash from operations

For the quarter ended June 30, 2005, cash used for operating activities before changes in operating working capital amounted to $0.6 million. Cash used by operating working capital was approximately $3.1 million for a net use of cash from operations of approximately $3.7 million for the quarter. The principal use of cash from operating working capital in the quarter was cash used to fund accounts receivable and accounts payable.

In the second quarter of 2004, cash of $0.8 million was used by operating activities before changes in operating working capital. Cash generated by operating working capital was approximately $0.3 million for the three months ended June 30, 2004. A $3.3 million reduction in accounts receivable was offset by a payment of income taxes of $1.4 million and a reduction of accounts payable of $1.6 million.

Operating Results for the Six months ended June 30, 2005

The consolidated net loss for the six months ended June 30, 2005 was $5.0 million compared to $2.5 million for the same period in 2004. In the first six months of 2005, the Company processed approximately 13,400 tonnes of soil and debris compared to approximately 24,000 tonnes in the same period a year earlier.

Sales

Sales for the first six months of 2005 were $10.1 million compared to $12.8 million in the same period a year earlier. Approximately 13,000 tonnes was processed at the Company’s Quebec facility and approximately 408,000 kilograms was processed at the Cornwall facility. As well,

Bennett sent approximately 6,400 tonnes of non-hazardous material to landfill sites. Sales for the Quebec facility were approximately $7.6 million and sales for the Cornwall facility were approximately $1.5 million. Sales from land filling non-hazardous material activities were $1.0 million.

In the first half of 2004, the Company processed approximately 23,957 tonnes of soil and debris. Approximately 23,500 tonnes was processed at the Quebec facility, while 457,000 kilograms of material was processed in Cornwall and the Company land filled approximately 9,075 tonnes in the first six months of 2004. Sales were approximately $8.9 million from the Quebec facility, $1.5 million for the Cornwall facility and $2.4 million from land filling non-hazardous material activities in the first six months of 2004.

In the six months ended June 30, 2005, average revenue per tonne for soil processing was approximately $585 per tonne compared to $379 per tonne in the same period in 2004. Sales per tonne in 2004 were lower than 2005 because of the effect of the Saglek contract in the same period. Average revenue per tonne for Saglek in the first half of 2004 was $264 per tonne and the Company processed approximately 16,000 tonnes.

CONTRIBUTION MARGINS

Contribution margins in the first six months of 2005 were approximately $1.2 million compared to $3.5 million in the same period a year earlier. On a per tonne basis, contribution margins were approximately $91 per tonne compared to $147 in the same period a year earlier.

While contribution margins were positive in the first six month of 2005 they were negatively impacted by high transportation costs and low volumes of soil. In addition, soil that required additional processing time slowed production rates to approximately 6 tonnes per hour in the first half of the year, compared to 10 tonnes per hour in the first six months of 2004.

Operating Costs

Operating costs in the first six months of 2005 were $8.8 million compared to $9.3 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars:

	2005	2004
St Ambroise, Quebec	$5.7	$5.6
Cornwall, Ontario	$1.6	$1.4
Land filling	$1.3	$2.3
Belledune, New Brunswick	$0.3	$0.0

Total Operating Costs	$8.9	$9.3

Cost per tonne in the first half of the year at the Company’s Quebec facilities, increased to $442 per tonne from $238 per tonne in the same period a year earlier. The increase in the cost per tonne was related to lower volumes of processed soil and higher freight costs. On average, freight cost to ship material to the Quebec facility were $216 per tonne compared to $33 per tonne in the same period a year earlier. The higher freight costs were the result of high fuel surcharges and moving soil greater distances in the six-month period. In addition, the Quebec facility ran at approximately 6 tonnes per hour in the first six months of 2005, compared to 10 tonnes per hour in the first six months of 2004. The slower production rates were because of the nature of the material being run and led to higher costs per tonne in 2005 compared to 2004 and relate to two contracts in 2005.

Operating costs at the Company’s Cornwall facility were $1.6 million in the first half of 2005 compared to $1.4 million in the same period a year earlier. The high costs are a result of higher freight costs.

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and business development costs were $6.6 million in the first six months of 2005, compared to $5.8 million for the same period a year earlier. Professional fees and higher insurance costs accounted for most of this increase. The Company recovered approximately $1.5 million from insurance claims on the Company’s directors and officers insurance policy relating to legal and other related costs on the litigation against the Company.

Amortization

Amortization for the six months ended June 30, 2005 was $2.4 million compared to $1.3 million for the same period a year ago. The increase relates to the accelerated amortization of certain assets and licenses purchased from Eli-Ecologic which are being amortized on a straight-time basis over two years. These assets will be fully amortized by December 2005.

Income taxes

For the six months ended June 30, 2005, the consolidated effective tax recovery rate was 34.2%, which approximates our statutory rate.

Cash from operations

For the six months ended June 30, 2005, cash used for operating activities before changes in operating working capital amounted to $4.9 million. Cash used by operating working capital was approximately $4.5 million for a use of cash from operations of approximately $9.4 million for the period. The principal use of cash from operating working capital in the period was cash used to fund accounts receivable and accounts payable.

In the first six months of 2004, cash of $0.4 million was used by operating activities before changes in operating working capital. Cash used by operating working capital was approximately $5.5 million for the six months ended June 30, 2004. A $6.2 million reduction in accounts receivable was offset by a payment of income taxes of $4.2 million and a reduction of accounts payable of $5.8 million.

SUMMARY OF QUARTERLY RESULTS

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data – basic and fully diluted):

	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Sales	6.2	3.9	4.5	8.0	3.9	8.9	22.0	22.4
Net Income/(Loss)	(1.4)	(3.6)	(8.3)	(7.8)	(2.2)	(0.3)	6.3	6.8
Earnings Per Share – Basic	(0.07)	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)	0.38	0.40
Earnings Per Share - Diluted	(0.07)	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)	0.36	0.39

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

At the end of the second quarter of 2005, the Company had cash and equivalents of $4.3 million and working capital amounted to $20.2 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash over the next twelve months. These activities include, but are not limited to, the collection of its trade accounts receivable, recoveries of insurance claims for defence costs and recoveries of income taxes.

Expenditure

For the quarter ended June 30, 2005, the Company invested approximately $0.2 million in capital assets, permits and other assets, compared to $8.9 million for the same period a year earlier. For the six months ended June 30, 2005, the Company invested approximately $1.3 million in capital assets. The primary investments in the quarter were related to minor process improvements at the Company’s St. Ambroise, Quebec and Cornwall, Ontario facilities.

LONG-TERM DEBT AND OTHER LONG-TERM COMMITMENTS

The Company has approximately $2.4 million in long-term debt at the end of the quarter. Most of these amounts relate to long-term termination and severance payments to former executives of the Company and will be paid out over the next 12 to 30 months in the case of the termination payments and the next 13 years in the case of pension payments. In addition to this amount, the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2005	$157,781
2006	188,133
2007	130,806
2008	127,782
2009	127,782

Total:	$732,284

OFF-BALANCE SHEET ARRANGEMENTS

The Company has pledged approximately $1.1 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. When the Company obtains its final operating permit for Belledune, it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.

FINANCIAL AND OTHER INSTRUMENTS

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of June 30, 2005 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS

The Company currently does not have any proposed transactions.

TRANSACTIONS WITH RELATED PARTIES

In the quarter ended June 30, 2005 and 2004, the Company expensed legal fees of $400,923 and $40,566 respectively (6 months ended June 30, 2005 - $1,150,651; 2004 - $172,354) to two legal firms of which two directors are associated.

In the quarter ended June 30, 2005 and 2004, the Company paid consulting fees of $27,554 and $48,585 respectively (6 months ended June 30, 2005 - $127,554; 2004- $97,171) to a company owned by a director and officer of the Company.

In the quarter ended June 30, 2005, the Company sold its investment in a company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to the facility valued at $75,000. The land transfer has not yet been recorded on title and is conditional upon municipal approval.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CONTINGENCIES

Subsequent to June 30, 2005, the Federal Court of Appeal upheld the Federal Court Judge Harrington’s order to quash the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review Bennett Environmental’s thermal oxidizer in Belledune, New Brunswick. The subject of the decision is the facility in Belledune, New Brunswick which arose as a result of the decision of the Hon. David Anderson to refer the facility to a federal panel to determine whether there were likely to be any transboundary environmental effects as a result of the operation of the facility, notwithstanding that a study group of federal officials had previously concluded that any such effects were unlikely.

Other than the above, no significant developments have occurred since disclosure was made on March 16, 2005 in our annual audited financial statements (Note 16) dated as of March 16, 2005.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis, the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection, and disclosure of accounting estimates used in preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•	Revenue from the Saglek Labrador long-term, fixed price contract was recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects were reviewed on an ongoing basis and adjustments to the revenue recognition ratio were made as required. The Company currently has no contracts accounted for under the percentage of completion method.

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The Company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•

The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that an impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.

•	The company uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. The company measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s).

SHARE CAPITAL

The number of common shares outstanding at June 30, 2005 was 21,427,440, unchanged from December 31, 2004. In addition, there were 882,951 stock options outstanding as at June 30, 2005 exercisable at prices from $2.17 to $22.90 a share.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have any impact on the consolidated interim financial statements.

OUTLOOK

The Company has not provided financial guidance for the 2005 year, but may do so when its soil from several of the Company’s contracts begins arriving at the Company’s facilities in Saint Ambroise, Quebec, expected to occur during the second half of 2005.

RISK FACTORS

Information on “Risk Factors” can be found in the Company’s Annual Information Form dated March 31, 2005 and the Annual Information Form for the fiscal year ended December 31, 2004.

FORWARD LOOKING STATEMENTS

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at June 30, 2005 with comparative figures

as at December 31, 2004

	June 30 2005	December 31 2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$4,329,331	$15,180,060
Accounts receivable	16,020,695	14,316,648
Deferred costs	345,981	331,709
Income Tax Receivable	3,868,120	3,417,204
Note Receivable	315,000	315,000
Prepaid expenses and other	1,870,299	1,199,871

Total Current Assets	26,749,426	34,760,492

Future Income Tax Asset	3,272,253	891,826
Property plant and equipment	48,165,412	48,920,377
Other assets	4,453,489	4,793,069
Goodwill	646,638	646,638

	$83,287,218	$90,012,402

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$4,131,490	$6,646,005
Deferred revenue	1,484,295	661,557
Current portion of long-term debt	908,488	1,218,405

	6,524,273	8,525,967

Long-term debt	1,483,045	1,483,045
Shareholders’ equity
Share capital	67,637,008	67,644,681
(Common shares outstanding 21,415,940 (2004 – 21,415,940)
Contributed surplus	1,906,610	1,595,205
Retained earnings	5,736,282	10,763,504

	75,279,900	80,003,390

	$83,287,218	$90,012,402

See accompanying notes to interim consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Operations and Retained Earnings

(unaudited)

(Expressed in Canadian dollars)

For the Three and Six-Month Periods Ended June 30, 2005 with comparative figures for June 30, 2004

	6 months ended		3 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Sales	$10,077,107	$12,836,827	$6,160,128	$3,894,643

Expenses
Operating costs	8,849,643	9,309,846	4,870,385	3,626,903
Administration and business development	6,617,953	5,828,772	1,941,661	2,746,786
Amortization	2,427,191	1,281,724	1,456,946	624,387
Foreign exchange	130,781	(75,140)	173,649	(71,452)
Interest expense	78,373	48,301	72,354	22,733

	18,103,941	16,393,503	8,514,995	6,949,357

Loss before undernoted	(8,026,834)	(3,556,676)	(2,354,867)	(3,054,714)
Gain on investment	175,000	—	175,000	—
Interest and other income	214,444	250,077	40,150	129,198

Loss before income taxes	(7,637,390)	(3,306,599)	(2,139,717)	(2,925,516)

Income tax (recovery) expense
Current	(229,291)	(1,260,296)	(119,674)	(1,318,061)
Future	(2,380,877)	438,960	(607,617)	542,965

	(2,610,168)	(821,336)	(727,291)	(775,096)

Loss for the period	(5,027,222)	(2,485,263)	(1,412,426)	(2,150,420)

Retained earnings, beginning of period	10,763,504	29,298,743	7,148,708	28,963,900

Retained earnings, end of period	$5,736,282	$26,813,480	$5,736,282	$26,813,480

Basic earnings per share	(0.23)	(0.14)	(0.07)	(0.12)

Diluted earnings per share	$(0.23)	$(0.14)	$(0.07)	$(0.12)

See accompanying notes to interim consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Cash Flows

(unaudited)

(Expressed in Canadian dollars)

For the Three and Six-Month Periods Ended June 30, 2005 with comparative figures for June 30, 2004

	6 months ended		3 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
CASH PROVIDED BY (USED IN):
Operations
Loss for the period	$(5,027,222)	$(2,485,263)	$(1,412,426)	$(2,150,420)

Items not involving cash
Amortization	2,427,191	1,281,724	1,456,946	624,387
Equity investment loss	—	66,600	—	33,301
(Gain) loss on disposal of capital assets	(1,120)	—	4,391	—
Stock-based compensation	311,405	388,118	151,019	169,059
Gain on investments	(175,000)	—	(175,000)	—
Future income taxes (recovery)	(2,380,877)	438,960	(607,619)	542,965

Change in non-cash operating working capital
Accounts receivable	(1,704,047)	6,164,107	(1,860,330)	3,258,897
Deferred costs	(14,272)	—	771,856	—
Prepaid expenses and other	(670,428)	(990,756)	763,484	92,603
Work-in-progress	—	113,920	—	56,960
Accounts payable and accrued liabilities	(2,514,062)	(5,793,674)	(2,869,004)	(1,636,499)
Income taxes receivable/payable	(450,916)	(4,197,220)	(341,301)	(1,378,988)
Deferred revenue	822,740	(814,409)	411,077	(93,321)

	(9,376,608)	(5,877,893)	(3,706,907)	(481,056)

Investments:
Proceeds on disposal of investments	175,000	—	175,000	—
Proceeds on disposal of capital assets	65,000	—	57,000	—
Purchase of capital assets	(1,284,700)	(18,320,391)	(193,623)	(8,919,696)
Increase in license, permits and other assets	(111,831)	(754,044)	(26,908)	(348,368)

	(1,156,531)	(19,074,435)	11,469	(9,268,064)

Financing:
Repayments of long-term debt	(309,917)	(108,959)	(184,917)	(2,183)
Issuance of common shares net of share issue costs	(7,673)	26,415,418	—	460,216

	(317,590)	26,306,459	(184,917)	458,033

Increase (decrease) in cash and cash equivalents	(10,850,729)	1,354,131	(3,880,355)	(9,291,087)

Cash and cash equivalents, beginning of period	15,180,060	12,586,353	8,209,686	23,231,571

Cash and cash equivalents, end of period	$4,329,331	$13,940,484	$4,329,331	$13,940,484

See accompanying notes to interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (Unaudited)

1. Basis of Presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their applications as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at June 30, 2005 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2004 annual financial statements and notes thereto included in the 2004 Annual Report.

2. Change in accounting policies:

Effective January 1, 2005, The company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”)”, issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have a material impact on the consolidated interim financial statements.

3. Share Capital:

A. The issued share capital of the Company is as follows:

	Number of Common Shares	Amount
Balance at December 31, 2004
Shares repurchased in 2004 and held in treasury	21,427,440	$67,716,560

Issued during the period ended June 30, 2005 for:	(11,500)	(71,879)
Share issue costs	—	(7,673)

Balance at June 30, 2005	21,415,940	$67,637,008

B.	Stock option activity for the six months ended June 30, 2005 is as follows:

Shares
Outstanding, December 31, 2004	1,031,451
Granted	60,000
Cancelled/Expired	(208,500)

Outstanding, June 30, 2005	882,951

The options were issued in the six months period ended June 30, 2005 with a weighted average exercise price of $4.43 per share. The weighted average grant date fair value of the options was $4.49 per share.

4. Sales – Saglek project:

The Saglek project consisted of work in northern Labrador for Defense Construction Canada with respect to tendered and non-tendered specifications. The project started in 2002 and was substantially completed in the third quarter of 2004.

During the third quarter of 2004, the Saglek project was substantially completed with revenue being recognized using the percentage of completion method and approximately 7,000 tonnes of material from Saglek was processed. Over the course of the entire project, the Company excavated approximately 56,000 tonnes of soil and processed approximately 44,000 tonnes of material in its facilities. The volume of material processed was approximately 4,600 tonnes less than originally estimated for 2004 because the project ended sooner than expected.

The Company has submitted a claim for payment of all the extra expense relating to the removal of these unanticipated materials. The Company is endeavouring to recover these costs but a provision with respect to a portion of such costs has been recorded as there is no assurance all the costs will be recovered.

5. Segmented information:

A.	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. Sales for the quarter ended June 30, 2005 and 2004 to customers domiciled in the United States amounted to $2,906,943 and $ 3,407,972 respectively (6 months ended June 30, 2005 - $3,682,747; 2004 - $6,349,764) and in Canada amounted to $3,253,185 and $486,671 respectively (6 months ended June 30, 2005 - $ 6,394,260; 2004 - $6,487,063).

B.	Major customers:

For the quarter ended June 30, 2005 and 2004, revenues from two customers, represented approximately 27% and 25% and 35% and 41% respectively (6 months ended June 30, 2005; 2004 – 32% and 46%; 2004 – 35% and 42%).

6. Related party transactions

In the quarter ended June 30, 2005 and 2004, the Company expensed legal fees of $400,923 and $40,566 respectively, (6 months ended June 30, 2005 - $1,150,651; $ 2004 - $172,354) to two legal firms of which two directors are associated.

In the quarter ended June 30, 2005 and 2004, the Company paid consulting fees of $27,554 and $48,585 respectively, (6 months ended June 30, 2005 - $127,554; 2004- $97,171) to a company owned by a director and officer of the Company.

In the quarter ended June 30, 2005, the Company sold its investment in a company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to the facility valued at $75,000. The land has not yet been recorded as title is conditional upon municipal approval.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. Contingencies

Subsequent to June 30, 2005, the Federal Court of Appeal upheld the Federal Court Judge Harrington’s order to quash the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review Bennett Environmental’s thermal oxidizer in Belledune, New Brunswick. The subject of the decision is the facility in Belledune, New Brunswick which arose as a result of the public’s concerns regarding whether there were likely to be any transboundary environmental effects as a result of the operation of the facility. A study group of federal officials had previously concluded that any such effects were unlikely.

Other than that, no significant developments have occurred since disclosure was made on March 16, 2005 in our annual audited financial statements (Note 16) dated as of March 16, 2005.

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ALLAN G. BULCKAERT, Chief Executive Officer, of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the “Issuer”) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 2, 2005

/s/    Allan G. Bulckaert

Allan G. Bulckaert,

Chief Executive Officer

Exhibit 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ANDREW BOULANGER, Chief Financial Officer, of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the “Issuer”) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 2, 2005

/s/    Andrew Boulanger

Andrew Boulanger,

Chief Financial Officer